Exhibit 3.1

CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
ERA GROUP INC.

(Pursuant to Section 242 of the General
Corporation Law of the State of Delaware)

Dated: June 11, 2020

Era Group Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, as amended (the “DGCL”),

DOES HEREBY CERTIFY:

1. The name of the Corporation is Era Group Inc.

2. The Board of Directors of the Corporation (the “Board of Directors”), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Amended and Restated Certificate of Incorporation as follows:

The entirety of Section 4.1 of Article IV of the Amended and Restated Certificate of Incorporation shall be deleted, and the following section shall be inserted in lieu thereof:

Section 4.1.     Authorized Shares.

(a)
The total number of shares of all classes of stock which the Corporation shall have authority to issue is 110,000,000, consisting of 100,000,000 shares of Common Stock, par value one cent ($.01) per share (the “Common Stock”) and 10,000,000 shares of Preferred Stock, par value one cent ($.01) per share (the “Preferred Stock”).

The following section shall be inserted as Part (b) of Section 4.1 of Article IV of the Amended and Restated Certificate of Incorporation:

(b)
Upon the effectiveness of the Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Corporation adding this paragraph (the “Effective Time”), each three (3) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive in cash (without interest or deduction) the fair value of such fractional shares, as determined in good faith by the Board of Directors of the Corporation when those entitled to receive such fractional shares are determined. Each certificate that, prior to the Effective Time, represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificates shall have been combined pursuant to the Reverse Stock Split, subject to the elimination of fractional share interests as described above.

3. Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at the annual meeting of stockholders held on June 11, 2020, in accordance with the provisions of Section 242 of the DGCL.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer as of the date first written above.

ERA GROUP INC.

By:	/s/Christopher S. Bradshaw
	Name:	Christopher S. Bradshaw
	Title:	President and Chief Executive Officer